UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 19)*
BALLY'S CORPORATION

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)

90171V204

(CUSIP Number)
Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 5, 2022

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ❑.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Standard General L.P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
11,424,849

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
11,424,849

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,424,849

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

1	NAMES OF REPORTING PERSONS
Soohyung Kim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
11,424,849

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
11,424,849

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,424,849

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

AMENDMENT NO. 19 TO SCHEDULE 13D
This Amendment No. 19 to Schedule 13D (the "Amendment") relates to Common Stock, par value $0.01 per share ("Common Stock"), of Bally's Corporation, a Delaware corporation (the "Issuer" or the "Company"). This Amendment is being filed to amend the Schedule 13D that was originally filed on March 29, 2019 and amended on June 26, 2019, July 15, 2019, August 2, 2019, November 19, 2019, February 13, 2020, February 20, 2020, August 7, 2020, September 17, 2020, November 20, 2020, December 15, 2020, March 30, 2021, April 6, 2021, April 16, 2021, April 22, 2022, August 11, 2021, October 8, 2021, December 9, 2021, and January 25, 2022 (as amended, the "Schedule 13D"). Unless otherwise indicated in this Amendment, all capitalized terms have the meanings ascribed to them in the Schedule 13D.

This Amendment is being filed to amend and supplement Items 4 and 5 of the Schedule 13D as set forth below.

Item 4 is hereby amended by adding the following at the end thereof:
On May 5, 2022, the Issuer announced that a special committee of the Company’s Board of Directors had terminated consideration of Standard General’s previously disclosed proposal to acquire all of the outstanding shares of the Company that it did not already own. While disappointed with the outcome, Standard General respects the decision of the special committee.

Item 5 is hereby amended to replace (a) and (b) with the following:
(a) and (b) See Items 7-13 of the cover pages hereto.
The percentages reported herein are based on a statement in the Issuer's  Proxy Statement for its 2022 Annual Meeting of  Stockholders of the  Company filed with the Securities and Exchange Commission on April 4, 2022,  that there were 52,041,478 shares of the Issuer's Common Stock outstanding as of March 21, 2022.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 5, 2022
STANDARD GENERAL L.P.

By:	/s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

By:	/s/ Soohyung Kim
Soohyung Kim